April 20, 2012

BY EDGAR

H. Roger Schwall, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549-4628

Re:	Response to your letter to New Source Energy Corporation dated

April 16, 2012 regarding:

New Source Energy Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed March 28, 2012

File No. 333-176548

Dear Mr. Schwall:

On behalf of New Source Energy Corporation (the “Company”, “we” or “us”), enclosed are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its comment letter dated April 16, 2012. Concurrently with the delivery of this letter, the Company is submitting (via EDGAR) an amended registration statement, which reflects changes made to our registration statement in response to the Staff’s comments. Courtesy copies of this letter and the amended registration statement (both full copies specifically marked to show the changes thereto, as well as separate copies of the changed pages only with such changes marked) are being submitted to the Staff. We have repeated each of the Staff’s comments in italics below in the order in which they were raised in the comment letter (with page references unchanged) and have included the Company’s response to each such comment immediately below the comment (with page references to the amended registration statement). All terms used but not defined herein have the meanings assigned to such terms in the amended registration statement.

To confirm our conversations with the Staff earlier this week, our current plan is to file another amended registration statement with a price range for the offering and begin printing preliminary prospectuses on or prior to Monday, April 23, 2012. Accordingly, we would very much appreciate an expeditious review and response from the Staff if you determine any of the Staff’s most recent comments have not been satisfactorily addressed.

Prospectus Summary, page 4

1.	We note that your contract operator has drilled an average of 25 wells per year over the past six years, while you state on page 71 that 44 gross wells are to be drilled in 2012.

PO Box 1218 Oklahoma City, OK 73101

tel 405.272.3028 fax 405.272.3034 newsource.com

New Source Energy Corporation

Mr. H. Roger Schwall	April 20, 2012
Securities and Exchange Commission	Page 2

Your third party engineer’s “Total Proved Undeveloped” summary cash flow schedule presents 78 gross wells and 129 gross wells to be drilled in 2012 and 2013, respectively. Please reconcile these apparent inconsistencies and amend your documents in the appropriate sections to clarify your future drilling schedule and explain how your contract operator will have the capacity to drill these additional wells.

Response: As noted in our discussions with the Staff, we inadvertently omitted from our prior filing 30 gross vertical wells to be drilled during 2012 in our Golden Lane area and four horizontal wells already drilled in the first quarter of 2012. As a result, the 44 wells noted on page 71 of the third amended registration statement reflected only our horizontal wells remaining to be drilled during 2012 at the time of filing, and did not include the already drilled horizontal wells or our planned vertical wells in the Golden Lane area for 2012. We have revised our disclosure on page 71 of the amended registration statement filed concurrently with this letter to correct these omissions, and the total number of gross wells to be drilled in 2012 is now consistent with our third party engineer’s report. Additionally, we have clarified our 2012 drilling schedule on page 71 of the amended registration statement filed concurrently with this letter, and we have also included additional disclosure regarding our contract operator’s ability to meet our drilling schedule on that page.

Business, page 65

Forced Pooling Process, page 74

2.	We note your statement, “Our contract operator’s experience has been that very few other interest owners elect to participate in the drilling of new wells in our area of operations.” Our experience has been that non-consent parties in a forced pooling action can retain a reversionary working interest which becomes effective upon payout of the reversion balance. If this is applicable to your situations, please expand your discussion to include this possible outcome. Address the fact that the ownership reversion would reduce your working interest in the subject spacing unit.

Response: As discussed with the Staff, Oklahoma law does not require a forced pooling applicant to offer non-consenting owners the option to elect for a reversionary working interest of the type described in the Staff’s comment. It has been our contract operator’s custom and practice not to offer such an option in its units formed using forced pooling procedures, and we expect this will continue to be the case prospectively. As such, we do not believe there is a material likelihood of reversionary working interests reducing our working interests in particular spacing units or otherwise affecting our business and operations.

New Source Energy Corporation

Mr. H. Roger Schwall	April 20, 2012
Securities and Exchange Commission	Page 3

Notes to Financial Statements, page F-7

Supplemental Oil and Natural Gas Information, page F-27

3.	We note that you recorded a 5,211 MBoe reduction to your estimated proved reserves in 2011 primarily due to a change in the methodology utilized to estimate reserves. Please tell us how you evaluated whether this change in methodology reflects the correction of an accounting error that may require restatement of prior period financial results. In this regard, explain whether your prior methodology was an acceptable methodology. Please refer to the guidance at FASB ASC 250. Additionally, please quantify your response with the impact that the new methodology would have on reserve levels and on depreciation, depletion and amortization expense for 2010 and 2009 if it had always been utilized.

Response: Our management believes that our prior methodology used to estimate proved reserves was acceptable, and thus that our change in methodology did not constitute the correction of an error. We elected to change our reserves estimation methodology in order to utilize a more conservative approach and also because we concluded this approach would result in a more informative presentation to a reader of our financial statements and members of the investing public.

We did consider existing guidance, including FASB ASC 250, in making this determination, and we also consulted our auditors and other outside consultants. We quantified the variations in previously reported amounts attributable to the change in our reserves estimates and then, for the reasons explained below, we concluded that those variations were immaterial and therefore did not require restatement of the financial statements.

We determined that, had the new estimation method been applied in connection with the preparation of our estimates of proved reserves and our financial statements as of and for the year ended December 31, 2010, it would have resulted in a decrease of approximately 2,934 MBoe in our proved reserves as of such date and an increase of approximately $387,000 in our depreciation, depletion and amortization expense for the year then ended. We also examined the effect on our operating income, income before income taxes, income taxes, total assets, and the full cost pool ceiling impairment test with respect to the year ended December 31, 2010, and we found that our income before income taxes for such period would have decreased by 3.4%, our operating income for such period would have decreased by 2.7%, and our total assets at

New Source Energy Corporation

Mr. H. Roger Schwall	April 20, 2012
Securities and Exchange Commission	Page 4

the end of such period would have decreased by 0.3%, while there was no effect on the other financial measures. Based on these determinations, we concluded that the effect of our change in reserves estimation methodology was immaterial to our financial statements for the year ended December 31, 2010. It was also apparent when testing these items that the effect was declining as we progressed back in the timeline, so we concluded there was no need to test the effect of these changes on our financial statements for the year ended December 31, 2009.

Finally, based on our discussions with the Staff, we have revised the disclosure of our proved reserve quantities as of December 31, 2009 and 2010, respectively, in the amended registration statement filed concurrently with this letter to reflect the application of our new methodology to those prior dates. We have also updated our disclosures of PV-10 and Standardized Measure in connection with these revisions.

Unaudited Supplementary Information, page F-28

4.	Footnote (6) describes the 2011 Extensions and Discoveries as “…obtained through an agreement from New Dominion, LLC and its affiliates”. Please amend your documents to characterize this increase as an acquisition.

Response: We have revised the disclosure beginning on page F-27 of the amended registration statement filed concurrently with this letter in a manner responsive to this comment.

Changes in standardized measure of discounted future net cash flows, page F-29

5.	FASB ASC Subparagraph 932-235-50-35(g) specifies the inclusion of “[p]reviously estimated development costs incurred during the period” in the determination of annual changes to the standardized measure. Please amend your document to comply with ASC 932.

Response: We have revised the disclosure on page F-29 of the amended registration statement filed concurrently with this letter in a manner responsive to this comment.

New Source Energy Corporation

Mr. H. Roger Schwall	April 20, 2012
Securities and Exchange Commission	Page 5

Please feel free to contact me at (405) 272-3028 if you have any questions or need additional information.

Sincerely,

/s/ Kristian B. Kos

Kristian B. Kos
Chief Executive Officer
New Source Energy Corporation